EXHIBIT 99.1

Statoil ASA: Notifiable trading

The following primary insider in Statoil ASA has sold shares in Statoil ASA:

Tim Dodson, executive vice president in Statoil ASA (OSE: STL, NYSE: STO) has on 26 March 2018 sold 5000 shares in Statoil ASA at a price of NOK 186.27 per share. Tim Dodson has also, on 28 March 2018 sold 2000 shares in Statoil ASA at a price of NOK 182.85 per share and will after the sales hold 28,871 shares in Statoil ASA.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.